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                            February 12, 2024

       Ruifeng Guo
       Chief Financial Officer
       Fly-E Group, Inc.
       136-40 39th Avenue
       Flushing, NY 11354

                                                        Re: Fly-E Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276830

       Dear Ruifeng Guo:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed February 2, 2024

       Exhibits

   1. We note your disclosure regarding the change in your accountant on page 75. Please obtain and file an
Exhibit 16 letter from your former accountant stating whether they agree with the
statements regarding the change in accountant in your Form S-1. Refer to
                                                        Items 304(a)(3) and
601(b)(16) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

                                                        Please contact Stephany
Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have
 Ruifeng Guo
Fly-E Group, Inc.
February 12, 2024
Page 2

questions regarding comments on the financial statements and related matters. Please contact
Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameRuifeng Guo
                                                           Division of
Corporation Finance
Comapany NameFly-E Group, Inc.
                                                           Office of
Manufacturing
February 12, 2024 Page 2
cc:       Richard Aftanas
FirstName LastName